UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2016
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

April 29, 2016

METHANEX REPORTS ON ANNUAL GENERAL MEETING OF SHAREHOLDERS

Methanex Corporation announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held April 28, 2016 in Vancouver, British Columbia.

A total of 75,000,430 common shares were voted at the meeting, representing 83.61% of all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Bruce Aitken	72,625,180	99.27%	536,104	0.73%
Howard Balloch	72,880,996	99.62%	280,288	0.38%
Phillip Cook	72,925,423	99.68%	235,861	0.32%
John Floren	72,893,047	99.63%	268,237	0.37%
Thomas Hamilton	72,788,616	99.49%	372,668	0.51%
Robert Kostelnik	72,976,391	99.75%	184,893	0.25%
Douglas Mahaffy	72,911,412	99.66%	249,872	0.34%
A. Terence Poole	72,817,594	99.53%	343,690	0.47%
Janice Rennie	72,559,904	99.18%	601,380	0.82%
Margaret Walker	72,859,725	99.59%	301,559	0.41%
Benita Warmbold	72,934,361	99.69%	226,923	0.31%

Shareholders also voted 98.68% in favour of the advisory resolution accepting the Company’s approach to executive compensation as disclosed in the Information Circular date March 4, 2016.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

- end -

Inquiries:

Sandra Daycock
Director, Investor Relations
Methanex Corporation
604-661-2600
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 29, 2016	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary